EXHIBIT 4.22

[Letterhead of Ernst & Young Hua Ming LLP ]

April 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States

Dear Sirs/Madams,

We have read Item 16F of Form 20-F dated April 30, 2015 of Vimicro International Corporation and are in agreement with the statements contained in the second, third, fourth, fifth and seventh paragraphs under Item 16F on page 117 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph on page 118 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2012 financial statements.

Yours faithfully,

/s/ Ernst & Young Hua Ming LLP